                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           --------------------------

                                AUTOWEB.COM, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   053331 10 4
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                   Ariel Amir
                  Executive Vice President and General Counsel
                                 Autobytel Inc.
                            18872 MacArthur Boulevard
                          Irvine, California 92612-1400
                                 (949) 225-4500
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                     and Communications on behalf of Filing
                                    Persons)

                                 August 14, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 053331 10 4

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         Autobytel Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         33-0711569
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         00
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware
--------------------------------------------------------------------------------
                         7        SOLE VOTING POWER

                                  0
                    ------------------------------------------------------------
 NUMBER OF               8        SHARED VOTING POWER
  SHARES
BENEFICIALLY                      0
  OWNED BY          ------------------------------------------------------------
    EACH                 9        SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH:                      0
                    ------------------------------------------------------------
                         10       SHARED DISPOSITIVE POWER

                                  0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         0
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


Autobytel Inc.("Autobytel") hereby amends and supplements its statement on
Schedule 13D relating to the shares of common stock, $.001 par value, of Autoweb.com, Inc.(the "Autoweb Common Stock"), as set forth below.

Item 5. Interest in Securities of the Issuer

     On August 14, 2001, the shareholders of Autoweb.com, Inc. ("Autoweb") approved the Acquisition Agreement, dated as of April 11, 2001, which provided for the merger of Autobytel Acquisition I Corp.("Merger Sub") with and into Autoweb (the "Merger"). A Certificate of Merger was filed with the State of Delaware shortly thereafter, all registered shares of Autoweb were cancelled and Autoweb became a wholly-owned subsidiary of Autobytel.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2001


Autobytel Inc.



By:  /s/ ARIEL AMIR
    -------------------------------
    Ariel Amir
    Executive Vice President and
    General Counsel